P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1538
Judy_L_Gaines@vanguard.com

July 15, 2013

Amy Miller, Esq.
	U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Tax-Managed Funds (the “Trust”)
File No. 33-53683
Post Effective Amendment Number 45

Dear Ms. Miller,

This letter responds to your comments provided on July 15, 2013 on the above referenced post-effective amendment, which was filed to disclose changes to the target benchmark for Vanguard Tax-Managed International Fund, a series of the Trust.

Comment 1: Comment:	Vanguard Tax-Managed Small-Cap Fund Consider moving the fund’s policy of investing at least 80% of its assets in small- cap stocks to the fund summary portion of the prospectus.

Response:

We do not plan to move this disclosure to the summary section of the prospectus. We plan to continue to include this disclosure under “More on the Funds” because the 80% policy and the corresponding 60-day written notice policy are legal requirements, not principal investment strategies subject to Item 4 disclosure. Additionally, Rule 35d-1, while requiring the 80% policy and the corresponding 60-day notice of changes to the 80% policy, does not require either the policy or the notice to be an Item 4 disclosure item.

Comment 2: Comment:

SAI – Appendix A – ETF Shares: Foreign Market Information

The disclosure mentions the settlement period in certain countries potentially exceeding seven days. Specifically, on page B-57 there is disclosure stating that in 2013, the maximum number of calendar days necessary to satisfy a redemption request for Vanguard FTSE Developed Markets ETF would be 14 days. Explain how this is consistent with Section 22(e) of the 1940 Act.

Response:

In 2003 Vanguard obtained exemptive relief for our international exchange traded funds (ETFs). Among the relief is an exemption from Section 22(e) of the 1940 Act. The principal reason for the requested exemption was that settlement for the redemption of the ETFs is contingent not only on the settlement cycle of the United States market, but also on the currently practicable delivery cycles in local

Amy Miller, Esq.
July 15, 2013

markets for underlying foreign securities held by the ETFs.1 We include the disclosure in question in reliance on this exemptive relief.

Tandy Requirements

As required by the SEC, the Funds acknowledge that:

  Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

  Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above response. Thank you.

Sincerely,

Judith L. Gaines
Associate Counsel

1 See Notice (Rel. No. IC-26281) and Order (Rel. No. IC-26246).